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                                                                  FILE NO.
                                                                  070-07167

                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003



                                    CONTENTS

                                                                       Page

Summary of Billings                                                      1







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                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                               SUMMARY OF BILLINGS
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003

                                                   July 2003                  August 2003                  September 2003
                                           --------------------------  ---------------------------  ---------------------------
                                           Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                           ----       ---      ------  ----        ---      ------  ----        ---      ------
                                                   (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES
  AEP Resources, Inc.:
    Memco Barge Line . . . . . . . . .        -      $ -        $ 72      -      $  -        $104      -  _    $ -         $193
                                           =======   =====      ====   ======    =====       ====   =======    =====       ====
Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .     201,902   $1.72      $346   205,693    $1.56      $320   204.960    $1.67       $342
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====
  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .     263,931   $2.15      $566   315,337    $1.71      $541   279,335    $1.75       $488
                                                     =====                        =====                        =====
    Kanawha River Plant. . . . . . . .     108,157   $0.99       107    80,330    $1.01        81    94,443    $1.01         95
                                           -------   =====      ----   -------    =====      ----   -------    =====       ----
      Total. . . . . . . . . . . . . .     372,088              $673   395,667               $622   373,778                $583
                                           =======              ====   =======               ====   =======                ====
  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .     193,044   $3.58      $691   196,487    $3.65      $718   194,475    $3.52       $684
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====
  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .     836,382   $1.89    $1,584   704,397    $1.82    $1,279   583,421    $1.81     $1,057
                                           =======   =====    ======   =======    =====    ======   =======    =====     ======
  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .      30,690   $4.95      $152   107,873    $2.05      $221    58,686    $2.14       $126
                                                     =====                        =====                        =====
    Gavin Plant. . . . . . . . . . . .       3,419   $1.24         4      -       $ -          35      -       $ -            -
                                           -------   =====      ----   -------    =====      ----    ------    =====       -----
Total. . . . . . . . . . . . . .       34,109              $156   107,873               $256    58,686                $126
                                      =======              ====   =======               ====    ======                ====
BARGING SERVICE BILLINGS
------------------------
TO UNAFFILIATED COMPANIES:
-------------------------
  Buckeye Power Company
   Cardinal Plant (Unit 2 & 3) . . . .      88,355   $5.05      $446    67,882    $4.72      $321    65,576    $5.46       $358
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====
  Various Companies - Freight and
    Demurrage. . . . . . . . . . . . .     877,269   $1.74    $1,525   776,695    $1.76    $1,367   716,968    $1.76     $1,262
                                           =======   =====    ======   =======    =====    ======   =======    =====     ======
  Various Companies - Rock, Sand
    And Gravel . . . . . . . . . . . .     434,009   $2.06      $894   424,398    $2.16      $916   297,624    $2.13       $633
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====

TOWING & OTHER SERVICE BILLINGS
-------------------------------
TO AFFILIATED COMPANIES:
-----------------------
AEP Resources, Inc.
  MEMCO Barge Line . . . . . . . . . .        -        -        $499      -         -        $421      -         -         $597
                                                                ====                         ====                          ====
AEP Energy Services. . . . . . . . . .        -        -          $-      -         -        $(23)     -         -           $2
                                                                  ==                         =====                           ==

Appalachian Power Company and Ohio
 Power Company:
  Amos Plant . . . . . . . . . . . . .        -        -         $24      -         -         $21      -         -          $29
                                                                 ===                          ===                           ===

Appalachian Power Company:
  Mountaineer Plant. . . . . . . . . .        -        -         $26      -         -         $23      -         -          $21
                                                                 ===                          ===                           ===

Ohio Valley Electric Company . . . . .        -        -          $-      -         -         $10      -         -           $2
                                                                  ==                          ===                            ==

Indiana Michigan Power Company:
  Tanners Creek Plant. . . . . . . . .        -        -         $39      -         -          $-      -         -         $109
                                                                 ===                           ==                          ====

Kentucky Power Company:
  Big Sandy Plant. . . . . . . . . . .        -        -         $14      -         -         $13      -         -          $10
                                                                 ===                          ===                           ===

Ohio Power Company:
  Gavin Plant. . . . . . . . . . . . .        -        -         $48      -         -         $22      -         -         $507
                                                                 ===                          ===                          ====

TOWING & OTHER SERVICE BILLINGS
TO UNAFFILIATED COMPANIES: . . . . . .        -        -         $ 1      -         -         $26      -         -          $19
-------------------------                                        ===                          ===                           ===

Note:  The above amounts include Boat charter, Dry-dock billing and Urea Unloading facility billings.
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